Michael K. Krebs Direct Line: (617) 439-2288
Fax: (617) 310-9288
E-mail: mkrebs@nutter.com

July 23, 2020

108552-26

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Julia Griffith (griffithj@sec.gov)

Re:	Eastern Bankshares, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Submitted June 18, 2020 CIK No. 0001810546 File No. 377-03151

Ladies and Gentlemen:

We are writing in response to your letter dated July 2, 2020, setting forth the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above-referenced Registration Statement filed by Eastern Bankshares, Inc. (the “Company”). The Company has considered the Staff’s comment, and its response is set forth below. To facilitate the Staff’s review, we have reproduced the comment used in the Staff’s comment letter in bold print.

In addition, we hereby submit Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been revised in response to the Staff’s comment, to update other disclosures and to add a section titled Recent Developments, which includes unaudited financial data as of and for the six months ended June 30, 2020.

REGISTRATION STATEMENT ON FORM S-1 FILED JUNE 18, 2020

General

1.

We note that the forum selection provision in your Articles of Organization states that unless you consent in writing, the sole and exclusive forum for certain litigation, including “any derivative action” shall be the Business Litigation Session of the Suffolk County Superior Court (the “BLS”) (or if the BLS does not have subject matter jurisdiction, a state court located within the Commonwealth of Massachusetts) or, if no state court located within the Commonwealth of Massachusetts has subject matter jurisdiction, the United States District

U.S. Securities & Exchange Commission

July 23, 2020

Court for the District of Massachusetts. Please revise your disclosure to discuss whether your forum selection provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your Articles of Organization states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Company Response:

The Company has revised the Registration Statement to state expressly that the exclusive forum provision does not apply to any claim for which the federal courts have exclusive jurisdiction and that Section 27 of the Securities Exchange Act of 1934 (the “Exchange Act”) creates exclusive federal jurisdiction over all suits brought to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder. Please refer to the section of the preliminary prospectus titled “Description of Capital Stock of Eastern Bankshares, Inc.— Sole and Exclusive Forum” (page 188) and the related disclosure under the heading “Risk Factors” (page 45).

The Company has made a corresponding clarification to its Amended and Restated Articles of Organization (the “Articles”), which now state expressly that Section 6.8 regarding exclusive jurisdiction does not apply to any claim for which federal courts have exclusive jurisdiction, and that this includes, but is not limited to, any claim brought to enforce liability or duty created under the Exchange Act. Please see section 6.8.3 of the Amended and Restated Articles of Organization, which is Exhibit 3.1 filed with Amendment No. 1.

For consistency, the Company has also revised the Registration Statement to disclose that in the case of any claim arising under the Securities Act of 1933 or the rules and regulations thereunder, the United States District Court for the District of Massachusetts and the BLS (or if the BLS does not have subject matter jurisdiction, a state court located within Massachusetts), to the fullest extent permitted by law, will have concurrent jurisdiction for the resolution of such claim, unless Eastern Bankshares, Inc. consents in writing to the selection of an alternative forum. The Company has added a similar provision to its Articles.

U.S. Securities & Exchange Commission

July 23, 2020

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc:	Mr. Robert F. Rivers

Chair and Chief Executive Officer

Eastern Bankshares, Inc.

Mr. James B. Fitzgerald

Chief Administrative Officer, Chief Financial Officer

Eastern Bankshares, Inc.

Kathleen C. Henry, Esq.

Executive Vice President, General Counsel and Corporate Secretary

Eastern Bankshares, Inc.

Lee A. Meyerson, Esq.

Lesley Peng, Esq.

Simpson Thacher & Bartlett LLP